SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 28, 2007 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 28, 2007, the Company reported that the Board of Directors called an Ordinary and Extraordinary Shareholder’s Meeting to be held outside its headquarters at Bolivar 108, 1st floor, City of Buenos Aires, on October 25, 2007 at 4:00 pm, Buenos Aires time, to discuss the following agenda:

1) Payment of a cash dividend of $55,721,393 (Pesos fifty five million seven hundred twenty one thousand and three hundred and ninety three).

2) Consideration of compensation payable to the Board of Directors for the fiscal year ended June 30, 2007 amounting to $8,200,000.- (Pesos eight million two hundred thousand) (total compensation) which amount exceeds by $4,747,313 (Pesos four million seven hundred forty seven thousand and three hundred and thirteen). The limit of five percent (5%) of earnings as increased pursuant to Section 261 of Law No. 19550 and the Regulation of the Argentine Securities Commission (CNV), given the proposed dividend distribution amount.

3) An updated report on the shared services agreement.

4) Amendment to the following sections of the By-laws: (i) section twelve (12) in order to conform to the guarantees granted by directors to the regulation in force, and (ii) section fifteen (15) in order to incorporate the possibility of holding remote board meetings in conformity with the provisions under section 65 of Decree 677/01.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 28, 2007